DATAJACK, INC.
                          14911 Quorum Drive, Suite 370
                               Dallas, Texas 75254


VIA EDGAR

June 23, 2014

Larry Spirgel, Esq.
Justin Kisner, Esq.
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

     Re: DataJack, Inc.
         Preliminary Information Statement on Schedule 14C
         Filed June 12, 2014
         File No. 000-31757

Dear Messrs. Spirgel and Kisner,

Thank you for your comment letter of June 18, 2014 regarding the above referenced Preliminary Information Statement on Schedule 14C of DataJack, Inc. (the "Company" or "we"). Please see the Company's responses below as they relate to the comment letter.

GENERAL

1. IT APPEARS THAT THE AMENDMENT TO YOU ARTICLES OF INCORPORATION TO CHANGE YOUR CORPORATE NAME IS A RESULT OF YOUR ACQUISITION OF TELBILL HOLDINGS, INC., WHICH OPERATED AS UNIFIED SIGNAL. THEREFORE, PLEASE REVISE YOUR INFORMATION STATEMENT TO PROVIDE ALL OF THE INFORMATION REQUIRED BY ITEM 14 OF SCHEDULE 14A, INCLUDING, IF APPLICABLE, ITEM 11, 13 AND 14. ALTERNATIVELY, TELL US IN YOUR RESPONSE LETTER WHY YOU BELIEVE YOU ARE NOT REQUIRED TO PROVIDE SOME OR ALL OF THIS INFORMATION. SEE NOTE A OF SCHEDULE 14A.

RESPONSE: We do not believe that the additional information required pursuant to Note A of Schedule 14A is necessary or appropriate for the reasons set forth below.

Our proposed name change does not "involve other matters" as contemplated by Note A of Schedule 14A. We recognize that Note A of Schedule 14A provides that "[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is
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Securities and Exchange Commission
June 23, 2014
Page 2


called for by other items of this schedule, the information called for by such other items also shall be given." However, Note A clarifies this position by providing the following example: "where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition."

The example provided is one where the subject of the 14A is a required element of or condition precedent to the transaction, or "other matter," and solicitation of approval of such matter would be appropriate. This is not the case here. The name change was not a condition precedent or requirement of any other matter or transaction, including the acquisition of TelBill Holdings, Inc. The acquisition has been consummated and all disclosures and filings under the required elements of the Current Report on Form 8-K (the "Form 8-K Requirements") in connection the acquisition have been made.

Specifically, we filed all required information regarding the transaction pursuant to Items 1.01, 2.01, 3.02, 5.01 and 5.01 of the Form 8-K Requirements with the Commission on June 10, 2014. Additionally, our auditors are currently completing the required audited and pro forma financial statements to be filed pursuant to Item 9.01 of the Form 8-K Requirement. Item 5.06 of the Form 8-K Requirements was not triggered as the Company was not a "shell company" prior to the transaction (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended). For the fiscal year ended 2013, the Company reported $1,686,767 in revenues and immediately prior to the acquisition had twenty employees and approximately 2,500 customers.

In addition, no other matters or transactions were a condition precedent to the name change. As disclosed in the preliminary information statement, the name change was proposed to better reflect the focus of our business moving forward.

No shareholder approval of the acquisition was required. We believe there is a material distinction to the example provided in Note A, in which the related transaction had not, and could not occur until the action included in the
Schedule 14A was approved.

Therefore,  we believe that is unnecessary to include the disclosure required by
Item 14 of Schedule 14A regarding the acquisition in the Schedule 14C.
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Securities and Exchange Commission
June 23, 2014
Page 3


We understand and agree that:

     * The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

     * The Company's comments or changes to disclosures in response to the Staff's comments do not foreclose the Commission from taking any action on the filings; and

     * The Company may not assert the Staff's comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss further the preliminary information statement or if you would like to discuss any other matters, please contact Jeffrey M. Quick, Esq. of Quick Law Group PC, our outside special securities counsel at (720) 259-3393.

                                   Sincerely,


                                   /s/ Paris W. Holt
                                   --------------------------------
                                   Paris W. Holt
                                   Chief Executive Officer